UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36211

NOBLE CORPORATION*

(Exact name of registrant as specified in its charter)

Dorfstrasse 19A

6340 Baar

Zug, Switzerland

41 (41) 761-65-55

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Registered Shares, par value CHF 3.15 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

*	This Form 15 relates solely to the reporting obligations of Noble Corporation, a Swiss corporation, under the Securities Exchange Act of 1934 (the “Exchange Act”), and does not affect the reporting obligations of Noble Corporation plc as its successor issuer under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Noble Corporation plc, as successor to Noble Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NOBLE CORPORATION plc

Date: January 31, 2014	By:	/s/ James A. MacLennan
James A. MacLennan
Senior Vice President and Chief Financial Officer